

July 6, 2012

<u>Via E-mail</u>
Ms. Christina Cepeliauskas
Chief Financial Officer
Eurasian Minerals Inc.
543 Granville Street, Suite 501
Vancouver, British Columbia V6C 1X8
Canada

> **Re:** **Eurasian Minerals Inc.**
> **Amended Registration Statement on Form F-4**
> **Filed June 28, 2012**
> **File No. 333-180092**

Dear Ms. Cepeliauskas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Material United States Federal Income Tax Consequences…, page 48</u>

1.   We note your response to comment two in our letter dated June 25, 2012 and the related revisions on page 49.

- It is unclear what the tax opinion is, partly due to the parenthetical phrase "and if the merger satisfies the qualifications set forth in the foregoing paragraph…" The opinion following this phrase is unclear partly because the phrase assumes away the relevant tax issue. Please revise to clearly indicate the opinion of counsel. For example, if counsel opines that the merger will qualify as a reorganization under Section 368(a) of the Code, please ensure that the opinion clearly states so. See Section III.C.1 of Staff Legal Bulletin 19.

- It is unclear if counsel is providing a long or short form opinion. Please revise or advise. If short form, the disclosure beginning on page 48 and exhibit 8 must identify counsel and state that the disclosure in the tax section constitutes the opinion of counsel. Currently the disclosure does not identify counsel, and the exhibits merely "confirm that the statements … describe" the material U.S. federal tax consequences. See Section III.B of SLB 19.

- We note the second to last paragraph on page 49 and the paragraph on page 50 beginning "If the merger does not qualify as a reorganization…" These statements suggest that the opinion is subject to uncertainty. Please revise to identify and further address any such uncertainty. For example, you should explain why counsel cannot give a "will" opinion, describe the degree of uncertainty in the opinion and provide appropriate disclosure setting forth the risks of uncertain tax treatment to investors. See Section III.C.4 of SLB 19.

Please revise accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139

Notes to the Pro Forma Consolidated Financial Statements, page 143

2. Acquisition of Bullion Monarch Mining, Inc., page 144

2.   We note that you use the June 1, 2012 closing price of Eurasian's common shares for purposes of determining the total purchase price. In the next amendment to your Form F-4, please confirm that you will update the price per share used to calculate the estimated value of Eurasian's common stock deemed to be issued to the most recent practicable date.

3.   We note in your response to comment eight of our letter dated June 25, 2012 that Eurasian's management has determined that the book value of EnShale's long-term assets approximates their fair value. Please advise us of the following:

- Specifically identify for us the actual valuation technique(s) (e.g. market, income or cost approach) that you used to measure the fair value of EnShale's long-term assets. To the extent that you used a combination of these valuation techniques, tell us how you evaluated and weighted the results from those techniques, as appropriate, considering the reasonableness of the range indicated by the results. Refer to ASC 820-10-35-24.

- Further explain to us how you considered the current operations of EnShale, as discussed on pages 109-111 of the Form F-4/A3, in your determination of the fair value of EnShale's long-term assets and the related non-controlling interest.

- Revise pro forma Note 3 to discuss the significant assumptions made with respect to the fair value of EnShale, including the basis for your conclusion that the carrying value of EnShale's long-term assets and the related non-controlling interest represent the fair value as of the acquisition date.

3. Pro Forma Assumptions and Adjustments, page 145

4. We note in your response dated July 2, 2012 that in the 2012 calendar year, Bullion has experienced a decrease in royalty revenues primarily as a result of decreased production by Newmont in Bullion's area of interest in the Carlin Trend; and that through May 31, 2012, royalty revenues were approximately $1,346,232, representing an approximate 49 percent decrease from the same five-month period in 2011. We further note that Bullion can provide no assurances as to the anticipated levels of production or royalty revenues relating to the Carlin Trend Royalty for the remainder of the calendar year or in future periods; and that as a result of the decreased royalty payments, Bullion has taken steps to reduce its expenses, including compensation, by approximately $70,000 per month. In light of the significant reduction in royalty revenues through May 31, 2012 and the steps Bullion has taken to reduce expenses to offset the decrease in royalty revenues, please advise us of the following:

    - To the extent know, tell us the reason(s) for the production decrease in Bullion's area of interest in the Carlin Trend and whether the decrease is expected to be temporary or continue for an extended period of time.

    - Tell us why Bullion's annual royalty revenues are only based on its share of the historical average production volume up to December 2011, and tell us whether there would be a significant reduction in the fair value of the Carlin Trend royalty property if you also included the average production volume through May 2012.

    - Explain to us in sufficient detail why you continue to believe that Bullion's estimated gross and net annual revenues over the 12 year expected life will be $5.83 million and $3.79 million, respectively, including your consideration of the reason(s) for and the expected duration of the production decrease in calendar year 2012 to-date.

    - To the extent you continue to believe that changes to the amount of Bullion's estimated gross and net annual revenues are not required, revise Note 3(c) to discuss the basis for your conclusion in light of the significant reduction in production and royalty revenues in calendar year 2012 to-date.

Bullion Monarch Mining, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-79

Note 2. Acquisition of Dourave Canada, page F-84

5.   We note in your response dated July 2, 2012 that your valuation of the 5 million shares using the Black Scholes Option Pricing Model considers both the regulatory restrictions and the contractual restrictions on the shares. Based on your response, it is still unclear to us why the contractual restrictions on the shares would be an attribute of the securities which would transfer to market participants. Refer to ASC 820-10-55-52. Please explain to us in sufficient detail the basis for your conclusion that the contractual restrictions are specific to the securities, or revise to exclude the effects of these restrictions from your valuation.

6.   We note in your response dated July 2, 2012 that the estimated volatility of 114.09% was determined using Bullion's daily stock price history for the 438 trading days between July 9, 2009 and April 1, 2011, or over approximately 631 total days. Please tell us why you estimated volatility only using trading days instead of the 438 total days that comprise the holding period of approximately 1.21 years.

7.   We note in your response dated July 2, 2012 that when valuing the stock issued in Bullion's acquisition of Dourave Canada using the Black Scholes Option Pricing Model, you estimated volatility to be 114.09%. We further note in your response to comment 85 of our letter dated April 10, 2012 that you assumed volatility of 30% for purposes of valuing the 2,500,000 warrants issued in the acquisition. Please explain to us the reason(s) for the significant difference in volatility used by Bullion to value the shares (114.09%) and warrants (30%), or revise the value of the warrants as necessary. To the extent that you believe a revision is not necessary, explain to us the basis for your conclusion in sufficient detail.

8.   Please supplementally tell us the estimated per share value and total value using the Black Scholes Option Price Model if the holding period was only limited to the six months for all holders of Rule 144 or Regulation S restricted securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Christina Cepeliauskas
Eurasian Minerals Inc.
July 6, 2012
Page 5

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Adam Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Kimberley R. Anderson